Exhibit 99.1

NEWS RELEASE

Vancouver, Canada – January 16, 2009 – At the request of IIROC (Investment Industry Regulatory Organization of Canada), Endeavour Silver Corp. (EDR: TSX, EJD: DB-Frankfurt and EXK: NYSE-AlterNext) announces that the Company does not know of any material reason for the increase in volume and price today in the stock.

Endeavour Silver Corp. (EDR: TSX, EXK: NYSE-AlterNext, EJD: DB-Frankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango State and Guanajuato in Guanajuato State, should propel Endeavour into the ranks of mid-tier primary silver producers.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.